REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2022

FIRST SOVEREIGN SECURITIES CORP.

FINANCIAL STATEMENTS AND ACCOMPANYING
SUPPLEMENTAL INFORMATION

FIRST SOVEREIGN SECURITIES CORP.
DECEMBER 31, 2022

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48579

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Sovereign Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

707 Skokie Boulevard, Suite 520
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Mathews	224-330-3350	joel@hokinadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gary Hokin</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>First Sovereign Securities Corp</u>, as of <u>12/31</u>, 2 <u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JUAN J ABASCAL
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 9, 2024



Signature:

Title:
President



Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Sovereign Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Sovereign Securities as of December 31, 2022, the related statements of operations, changes in stockholders'] equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Sovereign Securities as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Sovereign Securities' management. Our responsibility is to express an opinion on First Sovereign Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Sovereign Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of First Sovereign Securities' financial statements. The supplemental information is the responsibility of First Sovereign Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First Sovereign Securities' auditor since 2017.

Michael Coglianese CPA.P.C.

Bloomingdale, IL
February 27, 2023

3

FIRST SOVEREIGN SECURITIES CORP.

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$ 27,237
Total Assets	$ 27,237

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 13,988
Total Current Liabilities	13,988
Stockholders' Equity	
Common stock - no par value, 100 shares authorized, 100 shares issued and outstanding	100
Paid in Capital	85,584
Retained earnings	(76,015)
Net Income(Loss)	3,580
Total Stockholders' Equity	13,249
Total Liabilities and Stockholders' Equity	$ 27,237

FIRST SOVEREIGN SECURITIES CORP.

Statement of Income(Loss)
December 31, 2022

REVENUE		
Commission & Concession	$	185,896
Section 529 Plan Income	$	25
Consulting Income	$	3,000
Total Revenue	$	188,921
OPERATING EXPENSES		
Bank Charges	$	2,430
Consulting Fees		151,090
Commisions		8,870
Delivery Fees		113
Education & Seminars		530
Franchise Tax		77
Professional Fees		12,666
Licenses & Permits		9,039
Insurance		472
Total Operating Expenses	$	185,287
NET INCOME(LOSS) BEFORE TAXES	$	3,635
Subtraction:		
State Income Tax		55
NET INCOME	$	3,580

The accompanying notes are an integral part of these financial statements.

FIRST SOVEREIGN SECURITIES CORP.

Statement of Changes in Stockholders' Equity
December 31, 2022

	Capital Stock	Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2022	$ 100	$ 85,584	$ (76,015)	$ 9,669
Net Income(Loss)			3,580	3,580
Ending Balance December 31, 2022	$ 100	$ 85,584	$ (72,435)	$ 13,249

The accompanying notes are an integral part of these financial statements.

FIRST SOVEREIGN SECURITIES CORP.

Statement of Changes in Financial Condition
December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)		$ 3,580

Adjustments to reconcile net income to net cash
 (used) by operating activities:

(Increase) decrease in:			
Accounts Receivable	$	-	
Increase (decrease) in:			
Accounts Payable	$	(351)	
Total adjustments			(351)
Net cash (used in) operating activities			3,229

CASH FLOWS FROM INVESTING ACTIVITIES

Contribution - Paid In Capital	-
Net cash (used in) financing activities	-
Decrease in cash	3,229
Cash - beginning of year	24,008
Cash - end of period	$ 27,237

Cash paid during the year for interest	$ -
Income tax payments	$ -

FIRST SOVEREIGN SECURITIES CORP.
Notes to Financial Statements
December 31, 2022

Note 1: Summary of Accounting Policies

Accounting principles followed by First Sovereign Securities Corp. ("Company") and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Illinois effective June 23, 1995. The Company has adopted a calendar year. Effective December 22, 2017, FINRA approved the transfer of ownership of the Company pending final execution by both parties. Name changed on November 31, 2018 from Nikoh Securities Corporation to First Sovereign Securities Corp.

Description of Business

The Company, located in Northbrook, Illinois is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. As per the membership agreement with FINRA, the Company operates under the Non-Covered Firm exemptive provision of SEC Rule 15c3-3.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition and Concentrations

The Company recognized commission revenue from 401k Custodians and recordkeeper when earned, in accordance with applicable agreements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FIRST SOVEREIGN SECURITIES CORP.
Notes to Financial Statements
December 31, 2022

Note 2:   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the company had net capital and net capital requirements of approximately $13,249 and $5,000 respectively which was $8,249 excess net capital. The Company's aggregate indebtedness to net capital was 105.58%

There was no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealers' corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

Note 3:   Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. However, accruals are made for the State of Illinois income tax liability and is reflected in these financial statements. As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the Company's shareholders. Under section 6501(1) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for tax years 2018, 2019, 2020 and 2021 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 4:   Other Commitments and Contingencies

As of the audit date, there are no contingencies or guarantees of debt.

Note 5:   Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

FIRST SOVEREIGN SECURITIES CORP.

Schedule of Net Capital
December 31, 2022

	Focus 12/31/22	Audit 12/31/22	Change
Stockholder's equity, December 31, 2021	$ 13,249	$ 13,249	-
Subtract - Non allowable assets:			
Other asset	-	-	-
Tentative net capital	$ 13,249	$ 13,249	-
Haircuts:	-	-	-
NET CAPITAL	$ 13,249	$ 13,249	-
Minimum net capital	(5,000)	(5,000)	-
Excess Net Capital	$ 8,249	$ 8,249	-
Aggregate indebtedness	$ 13,988	$ 13,988	-
Ratio of aggregate indebtedness to net capital	105.58%	105.58%	-

Note:
There was no difference noted relating to net capital between the
Focus and the Financial Statements.

Schedule of
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3

Schedule of
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Sovereign Securities

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which First Sovereign Securities did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because First Sovereign Securities limits its business activities exclusively to direct subscription-way sale of mutual funds and variable annuities and will be participating in the raising of capital for SPACs and other private placement offerings, and First Sovereign Securities (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to First Sovereign Securities); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. First Sovereign Securities's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about First Sovereign Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2023



707 Skokie Boulevard, Suite 520
Northbrook, IL 60062
(224) 269-0009

February 21, 2023

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

First Sovereign Securities Corp. (FSSC) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-S(d)(l) and (4). To the best of its knowledge and belief FSSC states the following:

FSSC claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities and will be participating in the raising of capital for SPACs and other private placement offerings. FSSC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

FSSC met the identified exemption provision without exception throughout the most recent fiscal year.

Sincerely,

Joel Mathews
CFO